UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018

Excerpt of the Minutes of the Meeting of the Board of Directors of Central Puerto S.A. on March 12, 2018

Minutes no. 328: In the City of Buenos Aires, on March 12, 2018, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) met with the attendance of the following directors: Gonzalo PERES MOORE, Juan José SALAS, Miguel DODERO, Rufino ESCASANY, Gonzalo SUNDBLAD, Jorge Eduardo VILLEGAS, Cristian LOPEZ SAUBIDET, Mario ESPADA, Liliana MURISI, Juan Carlos CASAS (in his capacity as alternate director replacing Jorge BEDEL) and Marcelo SUVA (in his capacity as alternate director replacing Osvaldo RECA). The following members of the Company’s Supervisory Committee also attended the meeting: Eduardo EROSA, Cesar HALLADJIAN and Marcelino DIEZ. With an established quorum sufficient to validly conduct the meeting at 9.30 am, the meeting began and the (…) eighth item on the Agenda was submitted for consideration: 8) CONVENE A GENERAL SHAREHOLDERS MEETING. Mr. PERES MOORE took the floor and informed the members of the Board of Directors that in light of the legal requirements and the Company’s bylaws, it is necessary to convene a General Shareholders Meeting. Furthermore, and pursuant to the terms set forth in section 9 of the Negotiable Obligations Law, it was proposed to renew the powers granted to the Board of Directors upon the approval of the Company’s negotiable obligations program (the “Program”). Upon the proposal of the Chairman, the Board of Directors unanimously approved to convene a General Shareholders Meeting on April 27, 2018 at 11 a.m. Buenos Aires time, on first call, and at 12 p.m Buenos Aires time of the same day, on second call. The meeting will be held at the Company’s headquarters, at Av. Tomás Edison 2701, City of Buenos Aires, to consider the following Agenda: 1) Appointment of two shareholders to sign the minutes. 2) Consideration of the Annual Report and its Annex, the Statement of Income, the Statement of Comprehensive Income, the Statement of Financial Position, the Statement of Changes in Equity, the Statement of Cash Flow, Notes to the Financial Statements and Annexes, Information Report, Additional Information to the Notes to Financial Statements- Section no. 12, Chapter III, Title IV, EG no. 622/2013, Argentine securities regulator (Comisión Nacional de Valores) and Section 68 of the Listing Rules of the Buenos Aires stock exchange (Bolsas y Mercados Argentinos S.A.); Audit Report and the Company’s Supervisory Committee Report. All of these documents are with respect to the fiscal year ended December 31, 2017. 3) Consideration of the income (loss) for the fiscal year and the remaining retained earnings and the Board of Directors’ proposal, which consists on increasing the legal reserve by Ps. 149,624 thousand, allocating Ps. 0.70 per share for the payment of dividends, allocating the remainder of the income (loss) for the fiscal year to increase the voluntary reserve so as to increase the Company’ssolvency by Ps. 2,293,606 thousand. 4) Consideration of the performance of the Company’s Board of Directors during the fiscal year ended December 31, 2017. 5) Consideration of the performance of the Company’s Supervisory Committee during the fiscal year ended December 31, 2017. 6) Consideration of the remuneration to the Company’s Board of Directors for the fiscal year ended December 31, 2017 with due regard to the limitations in connection with the Company’s net income pursuant to section 261 of Law no. 19550 and the Argentine securities Regulator Rules. Consideration of the advance payment of Directors’ fees for the fiscal year to end December 31, 2018. 7) Consideration of the remuneration to the Company’s Supervisory Committee for the fiscal year ended December 31, 2017 and the fees’ regime for the fiscal year to end December 31, 2018. 8) Determination of the number of Alternate Directors and, appointment of Directors and Alternate Directors. Consideration of the continuity of the current Chairman until the appointment to be made by the Company’s Board of Directors. 9) Appointment of the members and alternate members of the Company’s Supervisory Committee for the fiscal period to end December 31, 2018. 10) Consideration of the Company’s certifying accountant’s fees with respect to the annual accounting documents for the fiscal period ended on December 31, 2017. 11) Appointment of the Company’s certifying accountant for the fiscal period to end December 31, 2018 and determination of its remuneration. 12) Approval of the Annual Budget for the Audit Committee. 13) Renewal of the power granted to the Board of Directors to set the issuance period, amount, term and any other conditions for class and/or series of the Company’s simple short-term, mid-term and long-term negotiable obligations (non-convertible into shares) under the Company’s Program for a maximum amount of up to US$ 1,000,000,000 (one billion U.S. dollars) (or its equivalent in other currencies); to update the prospectus of the Program, with powers to delegate such power to one or more members, or to one or more managers of the Company appointed pursuant to section 270 of Law no. 19550. 14) Granting of authorizations. There being no further business to discuss, the meeting was adjourned at 11 a.m. Buenos Aires time.

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 15, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact